TFB

2011 Annual Report



DEEPLY ROOTED
IN OUR COMMUNITY

The Fauquier Bank

Fauquier Bankshares, Inc.

Fauquier Bankshares, Inc.

PURPOSE STATEMENT

Making your financial life easier.

VISION STATEMENT

Fauquier Bankshares, Inc. is an independent, customer focused, community resource led by a high performance team. We provide an above-market return for our shareholders balancing profitability and prudent growth. Our performance is driven by professional financial advisors delivering customized investment, credit, fiduciary, insurance, and banking services in Fauquier County, western Prince William County, and neighboring markets.

Table of Contents

LETTER TO SHAREHOLDERS



Dear Shareholders,

Last year Fauquier Bankshares continued to prove our value to our market area's development. As a strong, independent bank, we provided true community-focused banking in our region, making loans and increasing deposits in an economy that has moved upward gradually in 2011.

We achieved a double-digit increase in net income in 2011 over 2010. The bank also attracted a substantial number of new customers with transaction account growth 18% more than in 2010. Our customers appreciate TFB's status as the premier financial resource for the communities we serve. We provide a secure place for people to put their money, and our well capitalized designation by the Federal Reserve Bank provides a positive measure for customers entrusting us with their financial needs.

While growth in deposits is one indicator of our strength, our net loan totals have leveled off over the last three years. 2011 posed continuing challenges to businesses and individuals in our communities, leaving many uncertain about moving forward with their borrowing needs. We saw increased activity early in 2011, but demand for loans slowed as the year progressed. As I noted in our report to shareholders last year, balancing loan growth with credit quality is perhaps *the* single most significant challenge in economic times like those we've faced since 2007.

That said, the relative strength of the economy in Northern Virginia should facilitate additional loan demand as optimism returns. We continue to maintain a good balance between managing loan risks with our commitment to supporting local economic development.

U.S. Banker named Fauquier Bankshares among the top 200 community banks in the United States for the fifth year in a row in 2011. Our associates continue to provide quality products and services that bring us notice nationally and success locally. We compete aggressively and support the families and businesses that call this area home. We have exceptional bankers working for exceptional customers every day, and we are thankful for the opportunity.

In 2011 we continued to place high importance on our marketing and branding efforts. As a result, we exceeded our performance goals in the new branches we have built or remodeled over the past three years. We continue to leverage our franchise through our geographic footprint expansion and supporting marketing efforts. In 2012, we will replace our Sudley Road branch with a new and larger facility giving us an even more convenient location in Manassas and Prince William County.

A critical aspect supporting the success story of the largest independently owned community bank headquartered in Fauquier County is our online banking services. We continue to introduce new and existing customers to ways that make their financial lives easier while improving the use of technology in our branches, online and in our customer call center. We recently surveyed our customers about their technology needs, leading us to develop new online tools for an increasingly mobile region. We realize our obligation to tailor technology to our customers, and we back up that commitment with our Online Education Center and by doing a great deal of listening.

Our marketing activities have put us at the top of the list of banks in the area and our customers have entrusted us with a strong share of deposits, a stronger-than-average growth rate and a reputation for customer service with a personal touch. The Fauquier Bank has a rich and long-standing tradition of giving back to our local communities. "Commitment to community" means working together to strengthen our neighborhoods. We are committed to supporting our communities through community development initiatives, investments, and employee volunteerism. Our goal is to serve our communities' needs today and in the future.

This mix of customer service, new locations and well-positioned products, all backed by our technology platform, has allowed the bank to compete head-to-head with our competition. It has also placed us at the forefront of our Virginia peers. As a locally owned independent community financial institution whose associates make all the decisions and put resources to work in our neighborhoods, we believe having a strong connection to our community and the diverse needs of people in our area is critical to our marketing success.

Over the past year, we have seen a steady increase in the demand for Wealth Management Services. Customers interested in maximizing their financial resources are increasingly turning to professionals. The Fauquier Bank is a leading provider of personal financial planning, fiduciary, and investment management services in our community. Our staff is well-educated and experienced in all fiduciary matters, focusing on investment strategies to achieve long-term retirement and estate planning goals. With our region's strong economic profile, we expect Wealth Management Services to continue to attract new clients, and we are committed to providing the educational and technological support required to deliver exceptional services in this area.

As we conduct our annual review of strategic plans, I would be remiss if I didn't mention one area of prime importance and concern, regulation. Our track record indicates that we know how to manage a modern, sophisticated banking enterprise and we have more than adequately navigated through the economic downturn. What additional impact recent regulation will have on community banks is yet to be seen.

With the failure of some financial institutions came increased calls for regulation, and the U.S. Congress passed the Dodd-Frank Wall Street Reform and Consumer Protection Act. There are increased costs in complying with these regulations and, since only a portion of the regulations have been implemented, we are not certain of the total impact. We continue to communicate with regulators and law makers about the challenges of this and other regulation, and will keep you informed.

I end this year's message thanking you for your support of the company and to express particular appreciation for those of you who take advantage of our strong banking and wealth management services. Your interest in our continued success is very much appreciated.

Sincerely,

Randy K. Ferrell

Randy K. Ferrell
President and Chief Executive Officer


Net Income (ROAA)
(As a Percent of Average Assets)
Fauquier Bankshares
Peer Group Bank Holding Companies
Year Percentile
2011 56
2010 60
2009 69
2008 65
2007 59
1.40%
1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
-0.20%
1.01%
0.84%
0.73%
0.28%
0.64%
-0.13%
0.63%
0.23%
0.69%
0.53%
2007
2008
2009
2010
2011
Peer Group - Bank Holding Companies with Consolidated Assets of $500MM - $1B (2011/2010/2009/2008)
Peer Group - Bank Holding Companies with Consolidated Assets less than $500MM (2007)
Sources: BHC Performance Report and Fauquier Bankshares Financials as of December 31.
FAUQUIER BANKSHARES, INC.


Return on Average Equity (ROAE)
Fauquier Bankshares
Peer Group Bank Holding Companies
Year Percentile
2011 68
2010 69
2009 77
2008 65
2007 67
16.00%
12.00%
8.00%
4.00%
0.00%
-4.00%
12.16%
8.31%
8.65%
2.77%
8.08%
-3.33%
8.34%
1.25%
8.93%
4.94%
2007
2008
2009
2010
2011
Peer Group - Bank Holding Companies with Consolidated Assets of $500MM - $1B (2011/2010/2009/2008)
Peer Group - Bank Holding Companies with Consolidated Assets less than $500MM (2007)
Sources: BHC Performance Report and Fauquier Bankshares Financials as of December 31.
FAUQUIER BANKSHARES, INC.

Deposit Portfolio

Average Daily Balances for Twelve Months Ended December 31, 2011

- NOW Accounts ($145MM / 28%)
- Demand Deposit Accounts ($75MM / 14%)
- Money Market Accounts ($76MM / 15%)
- Savings Accounts ($56MM / 11%)
- Retail CDs ($129MM / 25%)
- Reciprocal CDARS ($27MM / 5%)
- Brokered CDs ($11MM / 2%)



Transaction Account Growth
Average Daily Balances for Twelve Months Ended Dec 31

	2011	2010	% Change
DDA	$75,241	$67,386	11.66%
NOW	$145,154	$120,212	20.75%
Totals	**$220,395**	**$187,598**	**17.48%**

➢CDARS are large-dollar investments of local depositors in FDIC insured CDs.

➢Brokered CDs are used to offset interest rate risk.

Source: Fauquier Bankshares Financials

FAUQUIER BANKSHARES, INC.

Fauquier County, Western Prince William County and Manassas City Deposit Market Share

Financial Institution	Current Number of Branches	Total Deposits 2011 ($000)	Total Deposits 2010 ($000)	Year to Year Deposit Change 2011 (%)	Market Share 2011	Market Share 2010
BB&T Corp.	17	$ 986,983	$ 1,022,857	(3.51)	27.14%	29.13%
Fauquier Bankshares	**10**	**519,011**	**493,053**	**5.26**	**14.27%**	**14.04%**
Suntrust Bank	7	429,545	428,557	0.23	11.81%	12.20%
Wells Fargo Co.	5	277,524	312,878	(11.30)	7.63%	8.91%
Bank of America Corp.	5	207,131	192,607	7.54	5.70%	5.48%
Capital One Financial Corp	8	161,308	139,108	15.96	4.44%	3.96%
TD Bank National Assn	2	135,529	76,729	76.63	3.73%	2.18%
PNC Financial Services Group	7	123,622	129,330	(4.41)	3.40%	3.68%
Cardinal Bank	1	114,360	123,996	(7.77)	3.14%	3.53%
Virginia Commerce Bank	2	109,264	118,727	(7.97)	3.00%	3.38%
Other 15 Institutions	24	572,508	473,897	20.81	15.75%	13.51%
Total	88	$3,636,785	$3,511,739	3.56%	100%	100%

Source: FDIC - Deposit Market Share Report
Data as of June 30, 2011

FAUQUIER BANKSHARES, INC.

Nonperforming Loans to Period End Loans


■ Fauquier Bankshares
■ Peer Group Bank Holding Companies
Year Percentile
2011 22
2010 5
2009 15
2008 8
2007 37
4.80%
4.00%
3.20%
2.40%
1.60%
0.80%
0.00%
0.46%
1.12%
0.27%
1.93%
0.75%
3.17%
0.45%
3.31%
2.84%
2007
2008
2009
2010
2011

Peer Group - Bank Holding Companies with Consolidated Assets of $500MM - $1B (2011/2010/2009/2008)
Peer Group - Bank Holding Companies with Consolidated Assets less than $500MM (2007)
Sources: BHC Performance Report and Fauquier Bankshares Financials as of December 31.

FAUQUIER BANKSHARES, INC.

Allowance for Loan Loss As a Percentage of 90 Days Past Due & Nonaccrual Loans


■ Fauquier Bankshares
■ Peer Group Bank Holding Companies
Year Percentile
2011 77
2010 94
2009 83
2008 93
2007 57
480%
400%
320%
240%
160%
80%
0%
205.63%
364.89%
108.51%
137.85%
79.48%
265.11%
80.27%
142.48%
95.67%
2007
2008
2009
2010
2011

Peer Group - Bank Holding Companies with Consolidated Assets of $500MM - $1B (2011/2010/2009/2008)
Peer Group - Bank Holding Companies with Consolidated Assets less than $500MM (2007)
Sources: BHC Performance Report and Fauquier Bankshares Financials as of December 31.

FAUQUIER BANKSHARES, INC.

Selected Financial Data

(In thousands, except ratios and per share data)	For the Year Ended December 31, 2011	2010	2009
Performance Ratios			
Net interest margin(1)	4.00%	4.14%	4.30%
Return on average assets	0.69%	0.63%	0.64%
Return on average equity	8.93%	8.34%	8.08%
Asset Quality Ratios			
Allowance for loan losses to period end loans	1.47%	1.35%	1.17%
Allowance for loan losses to period period end non-performing loans	145.61%	299.10%	160.76%
Non-performing assets to period end total assets	1.10%	0.92%	1.24%
Capital Ratios			
Average equity to average assets	7.68%	7.50%	7.90%
Leverage	8.70%	8.55%	8.68%
Risk Based Capital Ratios:			
Tier 1 capital	12.05%	11.30%	10.97%
Total capital	13.31%	12.55%	12.21%
Per Share Data			
Net income per share, basic	$ 1.12	$ 1.01	$ 0.95
Net income per share, diluted	$ 1.12	$ 1.01	$ 0.95
Cash dividends	$ 0.48	$ 0.72	$ 0.80
Average basic shares outstanding	3,666,206	3,627,016	3,593,337
Average diluted shares outstanding	3,684,162	3,643,109	3,602,831
Book value at period end	$ 12.92	$ 12.13	$ 11.86

(1) Net interest margin is calculated as fully taxable equivalent net interest income divided by average earning assets and represents the Company's net yield on its earning assets.



FAUQUIER BANKSHARES, INC.

Executive Offices
10 Courthouse Square
PO Box 561
Warrenton, VA 20188
www.fauquierbank.com

Annual Meeting
The 2012 Annual Meeting of Shareholders will be held at 9:30 a.m. on May 15, 2012 at Poplar Springs Inn Spa.

Stock Listing
The company's common stock is on the NASDAQ Capital Market, under the symbol "FBSS".

Quarterly Common Stock Prices and Dividends
The high and low price of Fauquier Bankshares common stock for each quarter of 2010 and 2011 and the dividends paid per share are shown below.

	Market Price		
Quarter Ended	High	Low	Dividends Paid
2010			
March 31	$15.94	$12.33	$0.20
June 30	18.00	14.34	0.20
Sept 30	16.50	12.00	0.20
Dec 31	14.00	12.45	0.12
2011			
March 31	$14.46	$12.60	$0.12
June 30	14.00	12.00	0.12
Sept 30	13.46	11.38	0.12
Dec 31	12.06	10.40	0.12

On December 31, 2011, there were approximately 409 shareholders of record.

Investor Information
To obtain financial information on Fauquier Bankshares, Inc. contact Eric P. Graap, Chief Financial Officer at (540) 349-0212, eric.graap@fauquierbank.com, or through the Internet at http://www.fauquierbank.com

Corporate Publications
Fauquier Bankshares, Inc. Annual Report and Form 10-K, Quarterly Reports and other corporate publications are available on request by writing or calling our Investor Relations Department at (540) 347-2700. The Securities and Exchange Commission (SEC) maintains a web site which contains reports, proxy and information statements pertaining to registrants which file electronically with the SEC, including Fauquier Bankshares, Inc. The SEC's web site address is http://www.sec.gov.

Stock Transfer Agent
Shareholders seeking help with a change of address, records or information about lost certificates or dividend checks should contact our transfer agent as follows:

American Stock Transfer & Trust Company
549 Maiden Lane
New York, New York 10038
info@amstock.com www.amstock.com
1-800-937-5499

Local Fauquier Bank Contact:
Valerie Barlowe
Investor Relations
10 Courthouse Square
Warrenton, VA 20186

BOARD OF DIRECTORS



Top row left to right: Jay B. Keyser, Brian S. Montgomery, Sterling T. Strange, III, Randolph D. Frostick, Douglas C. Larson
Bottom Row left to right: Randolph T. Minter, P. Kurtis Rodgers, Randy K. Ferrell, John B. Adams, Jr., Eric P. Graap

SENIOR MANAGEMENT



Top row left to right: Eric P. Graap, Mark A. Debes, Chip S. Register, Jeffrey A. Sisson
Bottom row left to right: Edna T. Brannan, Randy K. Ferrell, Sally C. Marks

Directors and Executive Officers

Fauquier Bankshares, Inc.

John B. Adams, Jr.
Chairman

Randy K. Ferrell
President
Chief Executive Officer

Edna T. Brannan
Corporate Secretary

Eric P. Graap
Executive Vice President
Chief Financial Officer

The Fauquier Bank & Fauquier Bankshares, Inc. Board Of Directors

John B. Adams, Jr.
Chairman
President & CEO
Bowman Companies

Randy K. Ferrell
President & CEO
Fauquier Bankshares, Inc. /
The Fauquier Bank

Randolph D. Frostick, Esq.
Vice President & Shareholder
Vanderpool, Frostick &
Nishanian, P.C.

Eric P. Graap
Executive Vice President
Chief Financial Officer
Fauquier Bankshares Inc. /
The Fauquier Bank

Jay B. Keyser
Chief Executive Officer
William A. Hazel, Inc.

Douglas C. Larson
Vice President, Piedmont
Environmental Council

Randolph T. Minter
Vice Chairman
President & Owner
Moser Funeral Home

Brian S. Montgomery
President & Owner
Warrenton Foreign Cars, Inc.

P. Kurtis Rodgers
President & COO
S. W. Rodgers Co., Inc.

Sterling T. Strange, III
President & CEO
The Solution Design Group, Inc.

The Fauquier Bank Executive Officers

Randy K. Ferrell
President
Chief Executive Officer

Jeffrey A. Sisson
Senior Vice President
Chief Lending Officer

Eric P. Graap
Executive Vice President
Chief Financial Officer

Edna T. Brannan
Senior Vice President
Chief Admininstrative Officer

Mark A. Debes
Senior Vice President
Retail Banking & Marketing

Fauquier Bankshares, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31, 2011	December 31, 2010
Assets		
Cash and due from banks	$ 5,544,545	$ 5,252,361
Interest-bearing deposits in other banks	66,607,776	41,919,040
Federal funds sold	7,904	11,098
Securities available for sale, net	47,649,479	46,537,941
Restricted investments	2,543,200	3,388,300
Loans	458,813,851	466,748,799
Allowance for loan losses	(6,728,320)	(6,307,193)
Net loans	452,085,531	460,441,606
Bank premises and equipment, net	14,788,611	14,158,374
Accrued interest receivable	1,533,758	1,488,438
Other real estate owned, net of allowance	1,776,000	2,821,000
Bank-owned life insurance	11,621,158	11,201,800
Other assets	10,066,086	10,820,386
Total assets	$ 614,224,048	$ 598,040,344
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest-bearing	$ 75,310,509	$ 67,624,847
Interest-bearing:		
NOW accounts	184,383,523	143,842,999
Savings and money market accounts	107,004,349	132,825,735
Time deposits	163,871,068	175,762,789
Total interest-bearing	455,258,940	452,431,523
Total deposits	530,569,449	520,056,370
Federal Home Loan Bank advances	25,000,000	25,000,000
Company-obligated mandatorily redeemable capital securities	4,124,000	4,124,000
Other liabilities	6,959,739	4,754,411
Commitments and contingencies	-	-
Total liabilities	566,653,188	553,934,781
Shareholders' Equity		
Common stock, par value, $3.13; authorized 8,000,000 shares; issued and outstanding: 2011: 3,669,758 shares including 32,572 nonvested shares: 2010: 3,636,758 shares including 33,772 nonvested shares	11,384,392	11,277,346
Retained earnings	37,503,865	34,892,905
Accumulated other comprehensive income (loss), net	(1,317,397)	(2,064,688)
Total shareholders' equity	47,570,860	44,105,563
Total liabilities and shareholders' equity	$ 614,224,048	$ 598,040,344

Fauquier Bankshares, Inc. and Subsidiaries
Consolidated Statements of Income
For Each of the Three Years in the Period Ended December 31, 2011

	2011	2010
Interest Income		
Interest and fees on loans	$ 25,711,146	$ 26,848,854
Interest and dividends on securities available for sale:		
Taxable interest income	992,725	1,133,531
Interest income exempt from federal income taxes	236,302	228,598
Dividends	68,610	46,176
Interest on federal funds sold	24	21
Interest on deposits in other banks	140,156	73,293
Total interest income	27,148,963	28,330,473
Interest Expense		
Interest on deposits	3,885,042	5,035,625
Interest on federal funds purchased	37	1,330
Interest on Federal Home Loan Bank advances	990,551	969,815
Distribution on capital securities of subsidiary trusts	198,859	117,316
Total interest expense	5,074,489	6,124,086
Net interest income	22,074,474	22,206,387
Provision for loan losses	1,933,336	2,075,000
Net interest income after provision for loan losses	20,141,138	20,131,387
Other Income		
Trust and estate income	1,243,383	1,059,573
Brokerage income	391,764	393,826
Service charges on deposit accounts	3,086,726	2,799,489
Other service charges, commissions and income	1,639,461	1,434,675
Total other-than-temporary impairment losses on securities	(228,306)	(1,370,032)
Less: Portion of gain/(loss) recognized in other comprehensive income before taxes	(39,179)	(33,521)
Net other-than-temporary impairment losses on securities	(189,127)	(1,403,553)
Gain on sale of securities	102,471	541,109
Total other income	6,274,678	4,825,119
Other Expenses		
Salaries and benefits	10,545,581	10,541,346
Occupancy expense of premises	1,864,145	1,814,909
Furniture and equipment	1,152,160	1,251,277
Marketing expense	662,114	675,227
Legal, audit and consulting expense	1,078,880	1,028,635
Data processing expense	1,174,101	1,040,233
Federal Deposit Insurance Corporation expense	605,487	733,989
Loss on sale or impairment and expense of other real estate owned	1,109,555	198,245
Other operating expenses	2,671,023	2,912,415
Total other expenses	20,863,046	20,196,276
Income before income taxes	5,552,770	4,760,230
Income tax expense	1,435,355	1,092,914
Net Income	$ 4,117,415	$ 3,667,316
Earnings per Share, basic	$1.12	$1.01
Earnings per Share, assuming dilution	$1.12	$1.01
Dividends per Share	$0.48	$0.72



The Fauquier Bank

Banking and Wealth Management Services

10 Courthouse Square

Warrenton, VA 20186